DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

[redacted]

08002626

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 07/05/2008

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

dlw 5/19

ASX Announcement/Media Release

7 May 2008

Incitec Pivot Interim Dividend

On 11 March 2008, Dyno Nobel (ASX: DXL) announced that it had entered into a Scheme Implementation Agreement with Incitec Pivot Limited (ASX: IPL) ("IPL") under which IPL proposes to acquire all of the shares in Dyno Nobel which IPL does not already own by way of a scheme of arrangement (the "Share Scheme"). If the Share Scheme is implemented, Eligible Share Scheme Participants will receive New Incitec Pivot Shares as part of the Share Scheme Consideration (subject to Mix and Match Elections). Further details in relation to the Share Scheme Consideration may be found in the Scheme Booklet dated 18 April 2008, which was posted to Dyno Nobel shareholders on 22 April 2008 (and which is available on the Dyno Nobel website at www.dynonobel.com) ("Scheme Booklet"). Unless otherwise specified, capitalised terms in this announcement have the meaning set out in the Scheme Booklet.

On Monday 5 May 2008, IPL announced that it would pay an interim dividend of A$2.04 per Incitec Pivot Share to its shareholders on 2 July 2008 ("Interim Dividend"). The record date for determining entitlements to the Interim Dividend is 14 May 2008. If the Share Scheme is implemented, Share Scheme Participants who receive New Incitec Pivot Shares will not be entitled to receive the Interim Dividend, as they will not be registered holders of Incitec Pivot Shares on 14 May 2008.

If the Incitec Pivot VWAP as at the Second Court Date is at or above the Scheme Threshold (A$138.16), the number of New Incitec Pivot Shares that will be received as Standard Share Scheme Consideration for each Scheme Share will be adjusted from 0.01406 to approximately 0.01425, to provide for the value of the Interim Dividend (the actual adjustment to be calculated in accordance with clause 5.5(b)(i) of the Share Scheme). Please refer to both the section headed "What you will receive under the Share Scheme" on page 7 of the Scheme Booklet, and IPL's ASX announcement released on 13 March 2008 for more details.

Enquiries

If you have any questions in relation to the Share Scheme, please contact the Dyno Nobel Information Line on 1300 652 548 (within Australia) or +61 3 9415 4607 (outside Australia).

-ENDS-

For media enquires contact Sonja Kukec, Dyno Nobel on 0437 766 483.

END